[redacted]

14047299

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

AB
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Great Neck Road, Suite 250
(No. and Street)

Great Neck	New York	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schwartz — 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB
3/10/14

OATH OR AFFIRMATION

I, David Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Equities, Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHY WATERS
Notary Public, State of New York
Registration #01WA4816947
Qualified in Nassau County
Commission Expires Feb. 11, 2015

Signature

President

Title

Notary Public

KATHY WATERS
Notary Public, State of New York
Registration #01WA4816947
Qualified in Nassau County
Commission Expires Feb. 11, 20__

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Shareholders of
First Capital Equities, Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Capital Equities, Ltd. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and Schedule II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and Schedule II is fairly stated in all material respects in relation to the financial statements as a whole.

Schwartz & Company, LLP

Bellmore, New York
February 25, 2014

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 102,951
Certificate of deposit	7,307
Commissions and fees receivable	5,476
Prepaid expense and other assets	3,546
Total assets	$ 119,280

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 11,280
Stockholders' equity	
Common stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	-
Additional paid-in capital	90,000
Retained earnings	18,000
Total stockholders' equity	108,000
Total liabilities and stockholders' equity	$ 119,280

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Income	
Commission and fee income	$ 62,163
Expenses	
Employee compensation and benefits	16,000
Professional fees	9,725
Commission expense	2,000
Registration fees	6,440
Occupancy expense	2,000
Insurance	1,390
Telephone	200
General and administrative	4,785
Total expenses	42,540
Net income from operations	19,623
Other Income	
Interest income	730
Net income	$ 20,353

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance - January 1, 2013	100	$ -	$ 90,000	$ 23,901	$ 113,901
Dividend paid	-	-	-	(26,254)	(26,254)
Net income	-	-	-	20,353	20,353
Balance - December 31, 2013	100	$ -	$ 90,000	$ 18,000	$ 108,000

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 20,353
Adjustments to reconcile net income to net cash provided by operating activites:	
Decrease(Increase) in assets:	
Commissions and fees receivable	10,598
Prepaid expense and other assets	(189)
Increase(Decrease) in liabilities:	
Accounts payable and accrued expenses	1,749
Net cash provided by operating activities	32,511
Cash flows used in investing activities:	
Certificate of deposit	(19)
Cash flows used in financing activities:	
Dividend paid	(26,254)
Net cash used in financing activities	(26,254)
Net increase in cash	6,238
Cash and cash equivalents - beginning of year	96,713
Cash and cash equivalents - end of year	$ 102,951
Supplemental disclosures of cash flow information:	
Interest expense	$ -
Income taxes	$ -

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

Note 1: Operations and Structure

First Capital Equities, Ltd. (the "Company"), is a New York corporation and was organized in 1983. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include a certificate of deposit and deposits in checking accounts and highly liquid investments in money market funds.

Revenue Recognition

The Company earns commissions and fees from the sale of mutual fund investments and variable life insurance and annuities. Revenue is recognized when the commission and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable

Commissions and fees receivable represent amounts due from the sale of mutual fund investments and variable life insurance and annuities. Commissions and fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes

The Company has elected under provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for the income taxes on the individual's tax return.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Uncertain tax position

As a result of the adoption of the provisions of FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or stockholders' equity. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Note 3: Stockholders' Equity

On June 16, 2011, the Company adopted a new shareholders' agreement to include the following:

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2013 the Company has issued 100 shares of common stock.

The shareholders are subject to restrictions on transfer of shares as disclosed in the Company's shareholders' agreement.

Unless otherwise agreed in writing by the shareholders, the Company shall make cash dividend distributions each quarter in an amount equal to the excess of the Company's working capital over $50,000, subject to adjustment from time to time as mutually agreed by the shareholders.

On June 16, 2011, the Company issued fifteen shares of common stock to a new shareholder for an aggregate purchase price of $40,000 in accordance with the terms and conditions set forth in the executed stock purchase agreement. Pursuant to this stock purchase agreement the new shareholder has the option to purchase an additional 25 shares of common stock for an aggregate purchase price of $40,000 during the thirty-day period commencing June 15, 2012 given that the existing shareholder does not exercise his option first to purchase all shares from the new shareholder during the thirty day period commencing May 15, 2012. If neither option is exercised the new shareholder also has an option to sell all of his shares either back to the Company or to the existing shareholder during the thirty-day period commencing June 15, 2012.

On June 29, 2012, the new shareholder exercised his option to purchase an additional 25 shares of common stock for the aggregate purchase price of $40,000 in accordance with the terms and conditions set forth in the executed stock purchase agreement.

Note 4: Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income does not exceed $500,000 for the year ended December 31, 2013.

Note 5: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of approximately $98,900, which was $93,900 in excess of its required net capital of $5,000.

Note 6: Concentration of Credit Risk

Periodically throughout the year and at December 31, 2013, the Company may have cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Two customers accounted for 77% of total commissions and fees receivable and one customer accounted for 72% of total commission and fee income, respectively, at December 31, 2013.

Note 7: Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Note 7: Recent Regulatory Developments (continued)

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

Note 8: Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for the year ended December 31, 2013 under the Agreement.

Note 9: Subsequent Events

As of the date the financial statements are issued, there are no additional disclosures required to be disclosed.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2013

Total stockholders' equity		$ 108,000
Deductions		
Non-allowable assets		
Commissions and fees receivable	$ 5,476	
Prepaid expense and other assets	3,546	
		9,022
Haircuts on securities		
Bankers' certificate of deposit		110
Net capital		$ 98,868
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 11,280
Total aggregate indebtedness		$ 11,280
Computation of basic net capital requirement		
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 752
Minimum dollar net capital requirement		$ 5,000
Excess net capital ($98,868- $5,000)		$ 93,868
Percentage of aggregate indebtedness to net capital		11.41%
Reconciliation with Company's computation included in part II of Form X-17A-5 as of December 31, 2013		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 98,799
Haircut adjustments:		
Excessive haircut taken on certificate of deposit		69
Net capital per the preceding calculation		$ 98,868

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE II: OTHER INFORMATION
DECEMBER 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Supplementary Report on Internal Control

To the Stockholders of
First Capital Equities, Ltd.

In planning and performing our audit of the financial statements of First Capital Equities, Ltd., (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 25, 2014